Exhibit 99.1

BROOKFIELD INFRASTRUCTURE RESPONDS TO ASCIANO ANNOUNCEMENT

June 30, 2015 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) has been advised of the announcement made by Asciano Limited today (Australian time) disclosing its receipt of a proposal by and on behalf of Brookfield Infrastructure and its institutional partners.  Brookfield Infrastructure notes that the indicative proposal is non-binding and conditional and that exclusive discussions with Asciano in furtherance of a potential transaction are ongoing.  There can be no assurance that a transaction will be completed or of the final terms thereof.  Brookfield Infrastructure does not intend to provide further updates in relation to the proposal until appropriate.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport, energy and communications infrastructure assets in North and South America, Australia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “tend to”, “target” “future”, “growth”, “expect”,  “believe”, “goal”, “plan”, “potential”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding the non-binding and conditional proposal made to Asciano Limited, the likelihood of successfully completing the transaction referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to potential transaction referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.